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CUSIP No. 456664309             13D                                 Page 1 of 8
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               InfoNow Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    456664309
                                 (CUSIP Number)

                            Ernest C. Mysogland, Esq.
                         Halo Technology Holdings, Inc.
                         200 Railroad Avenue, 3rd Floor
                               Greenwich, CT 06830
                                 (203) 422-2950

--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                December 23, 2005
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Exchange Act of 1343 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 456664309             13D                                 Page 2 of 8
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1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Halo Technology Holdings, Inc.
          I.R.S. Identification No.: 88-0467845

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                    (a) |_|
                                                    (b) |_|

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3         SEC USE ONLY


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4         SOURCE OF FUNDS (See Instructions)
              OO; WC

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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                            |_|

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6         CITIZENSHIP OR PLACE OF ORGANIZATION
               State of Nevada

---------------------------- ------ --------------------------------------------
                             7         SOLE VOTING POWER
                                    65,000 shares
         NUMBER OF
                             ------ --------------------------------------------
          SHARES             8       SHARED VOTING POWER
       BENEFICIALLY                 2,190,867 shares
         OWNED BY
                             ------ --------------------------------------------
           EACH              9      SOLE DISPOSITIVE POWER
         REPORTING                  65,000 shares
          PERSON
                             ------ --------------------------------------------
           WITH              10     SHARED DISPOSITIVE POWER
                                    2,190,867 shares

--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,255,670 shares

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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)
                                                       |_|

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     19.3%

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14        TYPE OF REPORTING PERSON (See Instructions)
                     CO

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CUSIP No. 456664309             13D                                 Page 3 of 8
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ITEM 1.  SECURITY AND ISSUER

This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.001 (the "Common Stock"), of InfoNowCorporation, a Delaware corporation (sometimes referred to herein as "Issuer" or "InfoNow"). The principal executive offices of InfoNow are located at 1875 Lawrence Street, Suite 1100, Denver, Colorado 80202.

ITEM 2.  IDENTITY AND BACKGROUND

(a) The name of the person filing this statement is Halo Technology Holdings, Inc. ("Halo"). Halo is sometimes referred to in this Statement as the "Reporting Person". Halo is a Nevada corporation.

(b) The address of Halo's principal business is 200 Railroad Avenue, Third Floor, Greenwich, Connecticut 06830.

(c) Halo is a global provider of a diversified range of enterprise software solutions.

(d) Neither the Reporting Person nor, to the Reporting Person's knowledge, any individual listed on Schedule A is required to disclose legal proceedings pursuant to Item 2(d).

(e) Neither the Reporting Person nor, to the Reporting Person's knowledge, any individual listed on Schedule A is required to disclose legal proceedings pursuant to Item 2(e).

(f) To the Reporting Person's knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States.

Set forth on Schedule A is the name and present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Halo as of the date hereof.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Between August 29 and August 31, 2005, Halo purchased 65,000 shares of common stock of InfoNow on the open-market for an aggregate purchase price of $40,578. Halo used existing working capital to purchase these shares.

As an inducement for Halo to enter into the Merger Agreement described in Item 4 and in consideration thereof, each of Michael W. Johnson, Jeffrey D. Peotter, Allan R. Spies and Duane Wentworth (collectively, the "Stockholders") each a stockholder and director of InfoNow, entered into a stockholder voting agreement (the "Stockholder Agreement") with Halo. Halo did not pay additional consideration to the Stockholders in connection with the execution and delivery of the Stockholder Agreement. In addition, the Stockholders granted Halo an irrevocable proxy with respect to the Common Stock covered by the Stockholder Agreement.

References to, and descriptions of the Merger, the Merger Agreement and the Stockholder Agreement as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Stockholder Agreement included as Exhibits 1 and 2, respectively to this Schedule 13D, and are incorporated herein in their entirety where such references and descriptions appear.


ITEM 4.  PURPOSE OF TRANSACTION

(a) - (b)

         Between August 29 and August 31, 2005, Halo purchased 65,000 shares of common stock of InfoNow on the open-market for an aggregate purchase price of $40,578. Halo purchased these share for investment purposes with the intention to review their investment from time to time and possibly acquire additional shares of common

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CUSIP No. 456664309             13D                                 Page 4 of 8
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stock of InfoNow or engage in a strategic transaction, such as a merger with InfoNow. At the time of the purchases, Halo had made initial contact with InfoNow regarding a possible acquisition but had not yet received any confidential information regarding InfoNow or engaged in any discussions regarding the possible acquisition of InfoNow by Halo.

         On December 23, 2005, Halo (then known as Warp Technology Holdings, Inc..) entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among WTH Merger Sub, Inc. ("Merger Sub"), a newly formed wholly-owned subsidiary of Halo, and InfoNow. Pursuant to the Merger Agreement, subject to the conditions set forth therein (including approval of the Merger by shareholders of InfoNow), Merger Sub will be merged with and into InfoNow (the "Merger"), with InfoNow surviving the Merger (the "Surviving Corporation") as a wholly-owned subsidiary of Halo.

         Pursuant to and in order to induce Halo to enter into the Merger Agreement, the Stockholders entered into the Stockholder Agreement with Halo. Pursuant to the terms of the Stockholder Agreement, Halo is entitled to direct the voting and prohibit the disposition of 2,190,867 shares of Common Stock (assuming exercise in full by each of the Stockholders of all of their outstanding options and warrants to purchase Common Stock), which represents approximately 18.7% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3 of the Exchange Act, and has been granted an irrevocable proxy to vote all of such shares of Common Stock (i) in favor of the approval and adoption of the Merger Agreement, the Merger and any actions related thereto or contemplated thereby (collectively the "Transaction Documents") and (ii) against any of the following (to the extent that such a vote, consent or approval is sought): (a) any Company Acquisition Proposal (as defined in the Merger Agreement), (b) any reorganization, recapitalization, liquidation or winding up of InfoNow or any other extraordinary transaction involving InfoNow,
(c) any corporate action the consummation of which would frustrate the purposes of, or prevent or delay the consummation of, the Merger and other transactions contemplated by the Transaction Documents or (d) any other matter relating to, or in connection with, any of the foregoing matters.

         In addition, each of the Stockholders agreed that, during the term of the Stockholder Agreement, they will not, without prior written consent of Halo, directly or indirectly (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any shares of Common Stock with respect to any matter described in the Stockholder Agreement or (ii) acquire, sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect acquisition or sale, assignment, transfer, encumbrance or other disposition of any shares of Common Stock during the term of the Stockholder Agreement other than pursuant to the Merger or the Transaction Documents. Each of the Stockholders agreed not to seek or solicit any such acquisition or sale, assignment, transfer, encumbrance of or other disposition or any such contract, option or other arrangement or understanding and agreed to notify Halo promptly, and to provide all details required by Halo, if approached or solicited, directly or indirectly, by any person with respect to the foregoing. Further, each of the Stockholders agreed that they will not exercise any rights to demand appraisal of any shares of Common Stock which may arise with respect to the Merger. Accordingly, Halo may be deemed to have shared voting and dispositive power over the shares with each of the Stockholders.

The Stockholder Agreement terminates upon the termination of the Merger
Agreement.

The purpose of the transactions under the Stockholder Agreement are to enable Halo and InfoNow to consummate the transactions contemplated under the Merger Agreement.

(c) Not applicable.

(d) The officers and directors of Merger Sub shall be the initial directors and officers of the Surviving Corporation, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation, or removal in accordance with the Surviving Corporation's Articles of Incorporation and bylaws.

(e) Other than as a result of the Merger described in Item 3 above, not applicable.

(f) Not applicable.
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CUSIP No. 456664309             13D                                 Page 5 of 8
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(g) Upon consummation of the Merger, the certificate of incorporation of the
Surviving Corporation shall be amended and restated to be the same in substance as the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time (except that the name of InfoNow will remain unchanged), and said amended and restated certificate of incorporation shall be the certificate of incorporation of the Surviving Corporation. At the consummation of the Merger, the bylaws of the Surviving Corporation shall be amended and restated to be the same in substance as the bylaws of Merger Sub as in effect immediately prior to the Effective Time, and such amended and restated bylaws shall be the bylaws of the Surviving Corporation until thereafter amended.

(h) - (i) The shares of Common Stock of InfoNow were de-listed from Nasdaq on December 20, 2005 and InfoNow filed, on Form 15, a certification and notice of termination of registration of its Common Stock on February 10, 2006.

(j) Other than as described above, the Reporting Person currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although the Reporting Person reserves the right to develop such plans).

References to, and descriptions of, the Merger Agreement and the Stockholder Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Stockholder Agreement, respectively, included as Exhibits 1 and 2, respectively, to this Schedule 13D, and incorporated in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) - (b) Halo owns directly 65,000 shares of common stock of InfoNow. Additionally, as a result of the Stockholder Agreement, Halo may be deemed to be the beneficial owner of 2,190,867 shares of Common Stock of InfoNow, including 1,630,235 shares that the Stockholders have the right to acquire by exercising outstanding options and warrants for shares of InfoNow Common Stock. Those shares of Common Stock of InfoNow would constitute approximately 18.7% of the issued and outstanding shares of Common Stock of InfoNow if all outstanding options and warrants for shares of InfoNow Common Stock held by the Stockholders were exercised, based on the 10,055,398 shares of Common Stock of InfoNow outstanding as of the date of InfoNow's last Quarterly Report on Form 10-Q and 1,630,235 additional shares that would be outstanding if each Stockholder exercised all outstanding options and warrants for shares of InfoNow Common Stock held by such Stockholder. Halo may be deemed to have the shared power to vote the shares of Common Stock with respect to those matters described above. However, Halo (i) is not entitled to any rights as a stockholder of InfoNow as to the shares of Common Stock and (ii) disclaims any beneficial ownership of the shares of Common Stock. Halo does not have the power to dispose of the Shares.

(c) To the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the securities of InfoNow.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the Merger Agreement and the exhibits thereto, including the Stockholder Agreement and the exhibits thereto, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings, or relationships between the person named in Item 2 and any person with respect to any securities of InfoNow, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies.

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CUSIP No. 456664309             13D                                 Page 6 of 8
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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as exhibits:

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Exhibit 1 Agreement and Plan of Merger, dated as of December 23, 2005, by and among Warp Technology Holdings, Inc., operating under the name Halo Technology Holdings, WTH Merger Sub, Inc., and InfoNow Corporation.
          (1)


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Exhibit 2 Form of Stockholder Agreement, dated as of December 23, 2005, by and among Warp Technology  Holdings,  Inc.,  operating under the name Halo
          Technology  Holdings,  and the  persons  listed on  Schedule I thereto
          (included   in   Exhibit   1  of  this   Schedule   13D).
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(1)        Incorporated by reference to Exhibit 10.110 to
           Warp Technology Holdings, Inc.'s Current Report of
           Form 8-K, filed on December 27, 2005.

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  April 11, 2006

Halo Technology Holdings, Inc.

By:      /s/ Ernest C. Mysogland
   ---------------------------------
         Ernest C. Mysogland
         Chief Legal Officer


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CUSIP No. 456664309             13D                                 Page 7 of 8
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                                   SCHEDULE A

       Executive Officers and Directors of Halo Technology Holdings, Inc.
       ------------------------------------------------------------------

The following tables set forth the name, business address and present principal occupation or employment of each executive officer and director of Halo. The business address of each executive officer is c/o Halo Technology Holdings, Inc., 200 Railroad Avenue, Third Floor, Greenwich, Connecticut 06830.

EXECUTIVE OFFICERS

------------------------------------------------ ---------------------------------------------------------------------
Name                                             Present Principal Occupation
------------------------------------------------ ---------------------------------------------------------------------
------------------------------------------------ ---------------------------------------------------------------------
Rodney A. Bienvenu, Jr.                          Chairman of the Board (Director) and CEO
------------------------------------------------ ---------------------------------------------------------------------
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Mark Finkel                                      Chief Financial Officer
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Ernest C. Mysogland                              Chief Legal Officer
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Brian J. Sisko                                   Chief Operating Officer
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Jeff Bailey                                      Chief Executive Officer of Halo subsidiary Gupta Technologies, LLC
------------------------------------------------ ---------------------------------------------------------------------
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Takeshi Taniguchi                                Controller
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DIRECTORS

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Name                                             Present Principal Occupation
------------------------------------------------ ---------------------------------------------------------------------
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Rodney A. Bienvenu, Jr.                          Chairman of the Board (Director) and CEO

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Mark Lotke                                       Partner, FT Ventures
                                                 540 Madison Avenue
                                                 Suite 2600
                                                 New York, NY 10022

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John Boehmer                                     Managing Partner, Barlow Group
                                                 One Dock Street, Suite 402
                                                 Stamford, CT 06902

------------------------------------------------ ---------------------------------------------------------------------
------------------------------------------------ ---------------------------------------------------------------------
David Howitt                                     President, Meriwether Group
                                                 2701 North Vaughn Street, Suite 435
                                                 Portland, Oregon

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


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CUSIP No. 456664309             13D                                 Page 8 of 8
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                                                       EXHIBIT INDEX


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Exhibit 1                     Agreement and Plan of Merger, dated as of December 23, 2005, by and among Warp
                              Technology Holdings, Inc., operating under the name Halo Technology Holdings, WTH
                              Merger Sub, Inc., and InfoNow Corporation. (1)


----------------------------- ----------------------------------------------------------------------------------------
----------------------------- ----------------------------------------------------------------------------------------
Exhibit 2                     Form of Stockholder Agreement, dated as of December 23, 2005, by and among Warp
                              Technology Holdings, Inc., operating under the name Halo Technology Holdings, and the persons listed on Schedule I thereto (included in Exhibit 1 of this Schedule 13D).
----------------------------- ----------------------------------------------------------------------------------------
----------------------------- ----------------------------------------------------------------------------------------
(1)                           Incorporated by reference to Exhibit 10.110 to
                              Warp Technology Holdings, Inc.'s Current Report of
                              Form 8-K, filed on December 27, 2005.

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

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